How to Make Money from Mergers

by MoneyWatch.com | Oct 5, 2009 | 0 Comments

From Disney’s bid for Marvel to Kraft’s hostile offer for Cadbury to Dell’s acquisition of Perot Systems, mergers and acquisitions are back in style. September saw the highest activity in a year, as companies have spotted potential bargains they fear won’t be around much longer. You may be wondering: Is there still time to get in on the action, and if so, how?

Professionals use the fairly conservative strategy of merger arbitrage — buying the stock of the firm about to be acquired and sometimes betting against the stock of the buyer. The strategy tends to yield steady, if unspectacular, returns-a nice way to diversify your portfolio away from the manic depressive stock market. In 2008, the $1.8 billion Merger Fund (MERFX) lost a bit more than 2 percent, beating the Standard &Poor’s 500 index by about 35 percentage points. The fund is up 6.5 percent so far this year, compared with the S&P’s 17 percent rise. CBS MoneyWatch checked in with co-portfolio managers Roy Behren and Michael Shannon to get their take on headline-grabbing merger announcements and how they plan to profit from the gobbling trend.

Michael Shannon	Roy Behren

What’s behind this recent flurry of merger activity?

Michael Shannon: The number of deals has really picked up in the past few weeks, largely because the market has recovered so significantly from its lows in March. Early in the year, buyers were offering to pay about 25 percent more than the target’s share price, which is a pretty typical premium. But that premium didn’t look that great when the shares of both the acquirer and the target were so beaten down. Many of the deals discussed earlier in the year were good strategic fits, but the firms couldn’t agree on price. As the market rebounded, the target companies have been more willing to sit down.

Will it continue?

Roy Behren: Yes. It’s partly that time in the economic cycle. We’ve had four, five, six quarters of slowing revenue growth. Companies have been cutting costs to meet their numbers. There’s not much more in the way of cost cutting they can do. Their balance sheets look pretty good, and they’re flush with cash. So the natural next step is to grow by acquisition, either adding new product lines or services or expanding their share of the market.

There have been a lot of hostile bids in the news. Why such hostility?

RB: Hostile really just means unsolicited. It doesn’t necessarily mean unwelcome.

MS: A company usually “goes hostile” over a disagreement on price, not the merger itself. When the two firms can’t agree on a price, the acquirer will sometimes make their offer public in an effort to get shareholders to change the target’s board’s mind. In the meantime, the acquirer often increases its price.

How does your strategy work?

MS: If it’s a cash deal, we simply buy the stock of the target. If it’s trading at $12 per share and the acquirer announces a $20 per share bid, the target’s stock will usually shoot up to about $19 as soon as the deal is announced. That’s when we buy. It won’t go up to $20 because of the various risks involved — approval depends on shareholders, regulators, federal and state agencies. Once the deal closes, usually in 90 to 120 days, the share price will hit $20. That’s when we sell.

A dollar gain? That’s a pretty narrow spread you’re working with.

RB: It’s small but meaningful. Depending on how long it takes for a deal to close, that dollar gain can mean a 40 percent annualized return.

What if there’s stock involved?

MS: If the buyer is offering stock for all or part of the deal, we’ll buy the shares of the target and short the shares of the acquirer.

When do you get in? After the deal is announced?

RB: We don’t bet on rumors. All of our initial investments are after the companies have made an announcement.

What do you think of the Disney/Marvel merger?

RB: Marvel (MVL) is an exceptionally good strategic fit for Disney (DIS). It gives them content to produce their products.

MS: Disney also had a hole in its customer base. It didn’t have much for boys in their late teens and early 20s.

What about Dell/Perot Systems?

RB: That is what we call a high-probability transaction. Dell (DELL) offered cash [for Perot (PER)], and cash deals tend to close within 20 business days. It’s a great fit.

And Kraft/Cadbury? That unsolicited bid seems a bit more troubled.

MS: Kraft (KFT) approached Cadbury (CBY) with an offer of 717 pence (about $11.44). Cadbury didn’t like the price and Kraft went public, but hasn’t increased its offer. The U.K. takeover panel, a regulatory body, told Kraft to put up or shut up. Our best guess is that Kraft will raise the bid to 850 pence when they make a formal offer

M&A activity is picking up, but it’s been near dead for more than a year. How much activity do you need to run the fund?

MS: We typically track about 120 transactions around the world — that’s enough to build a diversified portfolio. We hold about 40 to 60 positions at any given time. In the past six to nine months, it’s been slow but picking up, and the deals that went through offered very compelling spreads.

How do you choose the deals you invest in?

RB: We assess the likelihood of the deal’s completion. First and foremost we look at the strategic rationale for the deal. We look at the commitment of the two companies — is the buyer buying out of desperation? Does the buyer need to raise a lot of money to complete the transaction? Is there a product overlap, or do the product lines complement one another?

Are you worried that the momentum in the M&A world will falter?

MS: It’s somewhat helpful to think of our business as insurance. We take on the risk of the deals’ closing. When there are a lot of broken deals, the spreads widen and we have more opportunity.

More on MoneyWatch:

●	Be Wary of Mutual Fund Mergers
●	Wall Street Now Harder to Please
●	Secrets from Investing Star Jim Chanos
●	Can You Benefit from Insider Trading Patterns?

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